Filed Pursuant to Rule 424(b)(2)
File No. 333-159738

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, dated May 11, 2011

PRICING SUPPLEMENT No. 90 dated May     , 2011

(To Product Supplement No. 7 dated September 10, 2010,

Prospectus Supplement dated April 23, 2010

and Prospectus dated June 4, 2009)

Wells Fargo & Company Medium-Term Notes, Series K Equity Linked Securities Upside Participation And 1-to-1 Downside Exposure

Enhanced Growth Securities Notes Linked to the Russell 2000® Index due August , 2012

■  Linked to the Russell 2000® Index

■   175% participation in the upside performance of the Russell 2000 Index, subject to a capped value of 116% to 120% of the original offering price per note

■  Full downside exposure to decreases in the level of the Russell 2000 Index

■  Term of approximately 14 months

■  No periodic interest payments

■  May lose some, or all, of the original offering price

Investing in the notes involves risks. See “Risk Factors” on page PRS-5.

The notes are unsecured obligations of Wells Fargo and all payments on the notes are subject to the credit risk of Wells Fargo. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	100.00%	1.50%	98.50%
Total

(1)

In addition to the agent discount, the original offering price specified above includes structuring and development costs and offering expenses. If the notes were priced today, the agent discount and structuring and development costs would total approximately $27.50 per $1,000 note. The actual agent discount and structuring and development costs will be set forth in the final pricing supplement when the final terms of the notes are determined. In no event will the agent discount and structuring and development costs exceed $40.00 per $1,000 note. See “Plan of Distribution” in the accompanying prospectus supplement for further information including information regarding how we may hedge our obligations under the notes.

Wells Fargo Securities

Enhanced Growth Securities Notes Linked to the Russell 2000® Index due August , 2012

Investment Description

The Notes Linked to the Russell 2000® Index due August     , 2012 are senior unsecured debt securities of Wells Fargo & Company that provide (i) the possibility of a leveraged return, subject to a cap, if the ending level of the Russell 2000 Index (the “Index”) increases from the starting level, and (ii) full exposure to decreases in the level of the Index from the starting level. If the ending level is less than the starting level, you will lose some, and possibly all, of the original offering price of your notes.

The Index is designed to track the performance of the small capitalization segment of the United States equity market.

You should read this pricing supplement together with the accompanying product supplement no. 7 dated September 10, 2010, prospectus supplement dated April 23, 2010 and prospectus dated June 4, 2009 for additional information about the notes. Information included in this pricing supplement supercedes information in the accompanying product supplement, prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the accompanying product supplement.

Investor Considerations

We have designed the notes for investors who:

¡

seek exposure to the upside performance of the Index and desire to enhance any increase in the Index, in each case subject to the capped value, by participating 175% in any increase in the ending level over the starting level, subject to the capped value of 116% to 120% of the original offering price per note;

¡

understand that if the ending level is less than the starting level, they will be fully exposed to the decrease in the Index from the starting level and will lose some, and possibly all, of the original offering price of the notes;

¡	do not seek current income; and

¡	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

¡	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

¡	expect the level of the Index to decrease from its starting level;

¡	seek full exposure to the upside performance of the Index;

¡	seek full return of the original offering price of the notes at stated maturity;

¡	seek current income;

¡	are unwilling to accept the risk of exposure to the small capitalization segment of the United States equity market;

¡	seek exposure to the Index but are unwilling to accept the risk/return trade-offs inherent in the payment at stated maturity for the notes;

¡	are unwilling to accept the credit risk of Wells Fargo to obtain exposure to the Index generally, or to the exposure to the Index that the notes provide specifically; and

¡	prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings.

“Russell 2000®” is a trademark of Frank Russell Company, doing business as Russell Investment Group (“Russell”), and has been licensed for use by us. The notes, based on the performance of the Russell 2000 Index, are not sponsored, endorsed, sold or promoted by Russell and Russell makes no representation regarding the advisability of investing in the notes.

PRS-2

Enhanced Growth Securities Notes Linked to the Russell 2000® Index due August , 2012

Terms of the Notes

Market Measure:	Russell 2000 Index (the “Index”)

Pricing Date:	, 2011

Issue Date:	June , 2011

The “redemption amount” per note will equal: • if the ending level is greater than or equal to the starting level: the lesser of: (i) the original offering price per note plus:

[	original offering price per note x	[	ending level – starting level starting level	]	x participation rate	]	; and

Redemption Amount:	(ii) the capped value; or • if the ending level is less than the starting level: the original offering price per note minus:

original offering price per note	x	starting level – ending level
starting level

If the ending level is less than the starting level, you will lose some, and possibly all, of the original offering price of your notes.

Stated Maturity Date:	August , 2012, subject to postponement if a market disruption event occurs.

Starting Level:	, the closing level of the Index on the pricing date. The “closing level” of the Index on any trading day means the official closing level of the Index as reported by the index sponsor on such trading day.

Ending Level:	The “ending level” will be the closing level of the Index on the calculation day.

Capped Value:	The capped value will be determined on the pricing date and will be between 116% to 120% of the original offering price per note ($1,160 to $1,200 per $1,000 note). References in this pricing supplement to a “$1,000 note” are to a note with an original offering price of $1,000.

Participation Rate:	175%

Calculation Day:	July 31, 2012 or, if such day is not a trading day, the next succeeding trading day. The calculation day is subject to postponement due to the occurrence of a market disruption event.

Calculation Agent:	Wells Fargo Securities, LLC

PRS-3

Enhanced Growth Securities Notes Linked to the Russell 2000® Index due August , 2012

Terms of the Notes (Continued)

Tax Consequences:

The United States federal income tax consequences of your investment in the notes are uncertain. The discussion below supplements the discussion under “United States Federal Income Tax Considerations” in the accompanying product supplement and is subject to the limitations and exceptions set forth therein.

The terms of the notes require you and Wells Fargo (in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary) to characterize and treat a note as a pre-paid derivative contract with respect to the Index. If the notes are so characterized and treated (and such characterization and treatment is respected by the Internal Revenue Service (the “IRS”)) you should generally recognize capital gain or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference between the amount you receive at such time and the price you paid for them. Such gain or loss should generally be long-term capital gain or loss if you held your notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, the notes should be treated in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the notes, it is possible that your notes could alternatively be treated for tax purposes in the manner described under “United States Federal Income Tax Considerations—Alternative Treatments” on page PS-19 of the accompanying product supplement.

The IRS has released a notice that may affect the taxation of holders of the notes. According to the notice, the IRS and the Treasury Department are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, if issued, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code of 1986, as amended, should be applied to such instruments. You are urged to consult your tax advisor concerning the significance, and the potential impact, of the above considerations.

You are urged to read the more detailed discussion in “United States Federal Income Tax Considerations” on page PS-19 of the accompanying product supplement and to consult your own tax advisor.

Agent:	Wells Fargo Securities, LLC. The agent may resell the notes to other securities dealers at the original offering price of the notes less a concession not in excess of 1.50% of the original offering price of the notes. Such securities dealers may include Wells Fargo Advisors, LLC, one of our affiliates.

Denominations:	$1,000 and any integral multiple of $1,000

CUSIP:	94986RDP3

PRS-4

Enhanced Growth Securities Notes Linked to the Russell 2000® Index due August , 2012

Risk Factors

Your investment in the notes involves risks. The risks set forth below are discussed more fully in the accompanying product supplement.

•	You May Lose Up To All of Your Investment.

•	Your Yield May Be Lower Than The Yield On Other Debt Securities Of Comparable Maturity.

•	Your Return Will Be Limited By The Capped Value And May Not Reflect The Return On A Direct Investment In The Market Measure.

•	The Notes Are Subject To The Credit Risk Of Wells Fargo.

•	No Periodic Interest Will Be Paid On The Notes.

•

The Inclusion Of The Agent Discount Or Commission And Structuring And Development Costs In The Original Offering Price Of The Notes And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

•	The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•	We Do Not Expect A Trading Market For The Notes To Develop.

•	Your Return On The Notes Could Be Less Than If You Owned Securities Included In A Market Measure.

•	Historical Values Of A Market Measure Should Not Be Taken As An Indication Of The Future Performance Of Such Market Measure During The Term Of The Notes.

•	Changes That Affect A Market Measure May Affect The Value Of The Notes And The Amount You Will Receive At Stated Maturity.

•	We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In A Market Measure.

•	We And Our Affiliates Have No Affiliation With Any Index Sponsor And Are Not Responsible For Its Public Disclosure Of Information.

•	The Calculation Agent Can Postpone The Stated Maturity Date If A Market Disruption Event Occurs.

•	Research Reports And Other Transactions May Create Conflicts Of Interest Between You And Us.

•	Potential Conflicts Of Interest Could Arise.

•	Trading And Other Transactions By Us Or Our Affiliates Could Affect The Level Of A Market Measure, Prices Of Securities Included In A Market Measure Or The Value Of The Notes.

•	Significant Aspects Of The Tax Treatment Of The Notes Are Uncertain.

PRS-5

Enhanced Growth Securities Notes Linked to the Russell 2000® Index due August , 2012

Determining Payment at Stated Maturity

On the stated maturity date, you will receive a cash payment per $1,000 note (the redemption amount) calculated as follows:

Hypothetical Payout Profile

The following profile is based on a hypothetical capped value of 118% or $1,180 per $1,000 note (the midpoint of the specified range for the capped value) and a participation rate of 175%. This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual ending level and the term of your investment.

PRS-6

Enhanced Growth Securities Notes Linked to the Russell 2000® Index due August , 2012

Hypothetical Payments at Stated Maturity

Set forth below are three examples of payment at stated maturity calculations (rounded to two decimal places), reflecting a hypothetical capped value of 118% or $1,180 per $1,000 note (the midpoint of the specified range for the capped value) and assuming hypothetical starting levels and ending levels as indicated in the examples.

Example 1. Redemption amount is greater than the original offering price but less than the capped value:

Hypothetical starting level: 842.80

Hypothetical ending level: 900.00

Since the hypothetical ending level is greater than the hypothetical starting level, the redemption amount would equal:

$1,000 +	$1,000	x	900.00 - 842.80	x 175%	= $	1,118.77
842.80

On the stated maturity date you would receive $1,118.77 per $1,000 note.

Example 2. Redemption amount is equal to the capped value:

Hypothetical starting level: 842.80

Hypothetical ending level: 1000.00

The redemption amount would equal the capped value since the capped value is less than:

$1,000 +	$1,000	x	1000.00 - 842.80	x 175%	= $	1,326.41
842.80

On the stated maturity date you would receive $1,180.00 per $1,000 note.

In addition to limiting your return on the notes, the capped value limits the positive effect of the participation rate. If the ending level is greater than the starting level, you will participate in the performance of the Index at a rate of 175% up to a certain point. However, the effect of the participation rate will be progressively reduced for ending levels that are not greater than 110.29% of the starting level (assuming a capped value of 118% or $1,180 per $1,000 note, the midpoint of the specified range for the capped value) since your return on the notes for any ending level greater than 110.29% of the starting level will be limited to the capped value.

PRS-7

Enhanced Growth Securities Notes Linked to the Russell 2000® Index due August , 2012

Hypothetical Payments at Stated Maturity (Continued)

Example 3. Redemption amount is less than the original offering price:

Hypothetical starting level: 842.80

Hypothetical ending level: 750.00

Since the hypothetical ending level is less than the hypothetical starting level, you would lose a portion of the original offering price of your notes and receive the redemption amount equal to:

$1,000 –	$1,000	x	842.80 - 750.00	= $	889.89
842.80

On the stated maturity date you would receive $889.89 per $1,000 note.

To the extent that the starting level, ending level and the capped value differ from the levels assumed above, the results indicated above would be different.

PRS-8

Enhanced Growth Securities Notes Linked to the Russell 2000® Index due August , 2012

Hypothetical Returns

The following table illustrates, for a hypothetical capped value of 118% or $1,180 per $1,000 note (the midpoint of the specified range of the capped value) and a range of hypothetical ending levels of the Index:

•	the hypothetical percentage change from the hypothetical starting level to the hypothetical ending level;

•	the hypothetical redemption amount payable at stated maturity per $1,000 note;

•	the hypothetical total pre-tax rate of return; and

•	the hypothetical pre-tax annualized rate of return.

Hypothetical ending level	Hypothetical percentage change from the hypothetical starting level to the hypothetical ending level	Hypothetical redemption amount payable at stated maturity per $1,000 note	Hypothetical pre-tax total rate of return	Hypothetical pre-tax annualized rate of return(1)
1264.20	50.00%	$1,180.00	18.00%	14.63%
1179.92	40.00%	$1,180.00	18.00%	14.63%
1095.64	30.00%	$1,180.00	18.00%	14.63%
1011.36	20.00%	$1,180.00	18.00%	14.63%
929.52	10.29%	$1,180.00	18.00%	14.63%
927.08	10.00%	$1,175.00	17.50%	14.24%
884.94	5.00%	$1,087.50	8.75%	7.28%
842.80(2)	0.00%	$1,000.00	0.00%	0.00%
834.37	-1.00%	$ 990.00	-1.00%	-0.86%
800.66	-5.00%	$ 950.00	-5.00%	-4.33%
758.52	-10.00%	$ 900.00	-10.00%	-8.79%
674.24	-20.00%	$ 800.00	-20.00%	-18.15%
589.96	-30.00%	$ 700.00	-30.00%	-28.22%
505.68	-40.00%	$ 600.00	-40.00%	-39.15%
421.40	-50.00%	$ 500.00	-50.00%	-51.18%
(1)	The annualized rates of return are calculated on a semi-annual bond equivalent basis.
(2)	The hypothetical starting level. The actual starting level will be determined on the pricing date.

The above figures are for purposes of illustration only. The actual amount you receive at stated maturity and the resulting pre-tax rates of return will depend on the actual starting level, ending level and capped value.

PRS-9

Enhanced Growth Securities Notes Linked to the Russell 2000® Index due August , 2012

The Russell 2000 Index

The Russell 2000 Index is designed to track the performance of the small capitalization segment of the United States equity market. See “The Russell 2000 Index” in Annex A to the accompanying product supplement for information about the Russell 2000 Index.

We obtained the closing levels listed below from Bloomberg Financial Markets (“Bloomberg”). You can obtain the level of the Russell 2000 Index at any time from Bloomberg under the symbol “RTY” or from the Russell website at www.russell.com. We make no representation or warranty as to the accuracy or completeness of the information obtained from these sources. No information contained on the Russell website is incorporated by reference into this pricing supplement.

The following graph sets forth daily closing levels of the Russell 2000 Index for the period from January 1, 2001 to May 9, 2011. The closing level on May 9, 2011 was 842.80.

Russell 2000 Index

Daily Closing Levels

PRS-10

Enhanced Growth Securities Notes Linked to the Russell 2000® Index due August , 2012

The Russell 2000 Index (Continued)

The following table sets forth the high and low closing levels, as well as end-of-period closing levels, of the Russell 2000 Index for each quarter in the period from January 1, 2001 through March 31, 2011 and for the period from April 1, 2011 through May 9, 2011.

	High	Low	Period-End
2001
First Quarter	511.66	432.80	450.53
Second Quarter	517.23	425.74	512.80
Third Quarter	498.19	378.89	404.87
Fourth Quarter	493.62	397.60	488.50
2002
First Quarter	506.46	458.40	506.46
Second Quarter	522.95	452.45	462.65
Third Quarter	447.73	356.58	362.27
Fourth Quarter	410.24	327.04	383.09
2003
First Quarter	398.45	345.94	364.54
Second Quarter	458.01	368.69	448.37
Third Quarter	520.20	449.17	487.68
Fourth Quarter	565.47	500.32	556.91
2004
First Quarter	601.50	557.63	590.31
Second Quarter	606.39	535.34	591.52
Third Quarter	582.72	517.10	572.94
Fourth Quarter	654.57	564.88	651.57
2005
First Quarter	644.95	604.53	615.07
Second Quarter	644.19	575.02	639.66
Third Quarter	688.51	643.04	667.80
Fourth Quarter	690.57	621.57	673.22
2006
First Quarter	765.14	684.05	765.14
Second Quarter	781.83	672.72	724.67
Third Quarter	734.48	671.94	725.59
Fourth Quarter	797.73	718.35	787.66
2007
First Quarter	829.44	760.06	800.71
Second Quarter	855.09	803.22	833.70
Third Quarter	855.77	751.54	805.45
Fourth Quarter	845.72	735.07	766.03
2008
First Quarter	753.55	643.97	687.97
Second Quarter	763.27	686.07	689.66
Third Quarter	754.38	657.72	679.58
Fourth Quarter	671.59	385.31	499.45
2009
First Quarter	514.71	343.26	422.75
Second Quarter	531.68	429.16	508.28
Third Quarter	620.69	479.27	604.28
Fourth Quarter	634.07	562.40	625.39
2010
First Quarter	690.30	586.49	678.64
Second Quarter	741.92	609.49	609.49
Third Quarter	677.64	590.03	676.14
Fourth Quarter	792.35	669.45	783.65
2011
First Quarter	843.55	773.18	843.55
April 1, 2011 to May 9, 2011	865.29	821.51	842.80

PRS-11